POINTS INTERNATIONAL LTD.
MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular (also referred to herein as this "Circular") is furnished in connection with the solicitation of proxies by, or on behalf of, the management of Points International Ltd. (the "Corporation") for use at the annual meeting (the "Meeting") of the shareholders of the Corporation to be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Wednesday, May 9, 2007, at 12:00 p.m. (Eastern Standard Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. It is expected that solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone by officers and directors of the Corporation. The cost of solicitation by or on behalf of the management will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as at March 7, 2007 and dollar amounts are expressed in Canadian dollars.

To be effective, properly executed forms of proxy must (i) be delivered to Computershare Trust Corporation of Canada, the registrar and transfer agent for the common shares of the Corporation (the "Common Shares"), at Proxy Dept., 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 or to the Secretary of the Corporation at the offices of the Corporation, Nash Building, 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, in either case, at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

Appointment of Proxy Holder

The persons named in the enclosed form of proxy are officers and directors of the Corporation and shall represent management at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do so by inserting such other person's name in the blank space provided in the form of proxy.

Exercise of Vote by Proxy

The shares of the Corporation represented by properly executed proxies will be voted or withheld from voting in accordance with the specifications made therein by the registered shareholder on any ballot that may be called for, and will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. For the Meeting, the form of proxy affords a shareholder an opportunity to specify that the shares registered in his or her name shall be: (i) voted or withheld from voting in the election of directors; and (ii) voted or withheld from voting on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors.

In respect of proxies in which registered shareholders have failed to specify that the proxy nominees are required to (i) vote or withhold from voting in the election of directors, or (ii) vote or withhold from voting in the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, the shares represented by proxies in favour of management nominees will be voted in favour of such matters.

The form of proxy also confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the foregoing Notice of Annual Meeting of Shareholders. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management nominees will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxy nominee.

Revocation of Proxies

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Corporation of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

Quorum and Record Date

The presence of at least five shareholders holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The board of directors of the Corporation (the "Board") has fixed March 26, 2007 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting. The failure of a shareholder to receive notice of the Meeting does not deprive such shareholder of the right to vote at the Meeting.

Voting Shares and Principal Holders Thereof

As at March 7, 2007, 115,138,053 "Common Shares," one "Series Two Preferred Share" and one "Series Four Preferred Share" were issued and outstanding, and constituted all of the voting shares in the capital of the Corporation.

The holders of Common Shares, the Series Two Preferred Share and the Series Four Preferred Share are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of Common Shares are entitled to cast one vote per share and a holder of the Series Two Preferred Share and the Series Four Preferred Share is entitled to cast that number of votes, in aggregate, equal to the lesser of (i) 33,056,370 and (ii) 19.9% of the total number of votes that may be cast at the Meeting. As at March 7, 2007, the holder of the Series Two Preferred Share and the Series Four Preferred Share was entitled to cast, in aggregate, up to 28,604,835 votes, representing 19.9% of the total votes that may be cast at the Meeting. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of Common Shares, the Series Two Preferred Share and the Series Four Preferred Share held by persons present in person or by proxy, voting together as a single class.

As at March 7, 2007, the only person who, to the knowledge of the Corporation, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Corporation, is Points Investments, Inc., an affiliate of IAC/InterActiveCorp as holder of both the Series Two Preferred Share and the Series Four Preferred Share and Common Shares.

Beneficial Shareholders

Only registered shareholders or the persons they appoint as their proxy holders are permitted to vote at the Meeting. A person who beneficially owns shares through an intermediary such as a bank, trust company, securities dealer, broker, trustee or administrator (an "Intermediary") is not a registered shareholder (a "Non-Registered Holder"). In accordance with applicable securities laws, the Corporation distributes copies of its meeting materials to Intermediaries and clearing agencies for distribution to Non-Registered Holders who have not waived the right to receive meeting materials. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will receive a pre-signed form of proxy or a voting instruction form from their Intermediary along with the meeting materials.

Non-Registered Holders receiving a pre-signed proxy, voting instruction form or similar instrument should carefully follow the mailing procedures and signing and returning instructions of their Intermediary to ensure their shares are voted at the Meeting.

Should a Non-Registered Holder receive a form of proxy, voting instruction form or similar instrument and wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder) such Non-Registered Holder should contact his or her Intermediary to determine the steps necessary to accomplish this.

ELECTION OF DIRECTORS

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. In accordance with its authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of shareholders or until a successor is elected or appointed, is nine, two of whom are to be elected by the holder of the Series Two Preferred Share, voting separately as a series, one of whom is to be elected by the holder of the Series Four Preferred Share, voting separately as a series, and six of whom are to be elected by the holders of the Common Shares, the holder of the Series Two Preferred Share and Series Four Preferred Share, voting together as a single class. Unless authority to do so is withheld, the shares represented by the proxies in favour of management nominees will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The Board does not have an executive committee; however, the Corporation is required to have an audit committee under the provisions of the Canada Business Corporations Act ("CBCA").

The following table provides certain background information with respect to each nominee for the Board.

Name	Term as	Principal Occupation within the Preceding Five Years	Common
Director Classification	Director	(current and for past five years	Shares
		unless otherwise noted)	Beneficially
Owned[5]
Stephen K. Bannon	Feb. 2007 –	Chairman of the Board of Directors, Genius Products, Inc, an entertainment industry company that acquired AVMC (May 2005 – Present);	Nil
Laguna Beach, California	present
Independent
Chief Executive Officer, AVMC, an entertainment industry company (May 2004 – May 2005);

Vice-Chairman of the Board of Directors, IGE, a service provider of the massively multiplayer game industry (Feb. 2006 – Present);

Head, Strategic Advisory Services, The Firm, a leading talent management company in the entertainment and media industries (Apr. 2002 to Dec. 2003); and

Managing Director and Head of Media and Entertainment Investment Banking, Jefferies & Company, Inc., an institutional brokerage and investment bank for middle market growth companies (July 2000 toApr. 2002).

Douglas A. Carty[1]	Feb. 2002 –	President & Chief Executive Officer, Laidlaw Education Services, a transportation company (July 2006 – Present);	135,000
Glen Ellyn, Illinois	present
Independent
Executive Vice President and Chief Financial Officer, Laidlaw International Ltd., a transportation company (July 2005 – July 2006);

Senior Vice President and Chief Financial Officer, Laidlaw International Inc., a transportation company (Jan. 2003 – July 2005;

Chief Financial Officer, Atlas Air Worldwide Holdings Inc., an air cargo company (July 2001 – Dec. 2002); and

Chief Financial Officer, Canadian Airlines Corporation, an airline (July 1996 – July 2000).

Christopher Barnard	n/a	President, Points International Ltd. (Feb. 2002 – present);	1,657,593
Toronto, Ontario
Insider		President, Points.com Inc. (Feb. 2002 – present); and
President, Exclamation International Incorporated and Exclamation Inc. (June 1998 – Feb. 2002).

T. Robert MacLean[3]	Feb. 2002 –	Chief Executive Officer, Points International Ltd. (Feb. 2002 – present);	145,390
Toronto, Ontario	present
Insider
Chief Executive Officer, Points.com Inc. (Feb. 2000 – present);

President, Points.com Inc. (Feb. 2000 – Feb. 2002); and Vice-President, other positions, Canadian Airlines, an airline (1988 – 2000).

Michael Kestenbaum[1,4]	Aug. 2006	Senior Director and other positions, Mergers & Acquisitions, IAC/InterActiveCorp, an interactive commerce company (Jan. 2004 – present);	Nil
New York, New York	– present
Nominee of the Series Two
Preferred Share holder
Director, Business Development, WhenU, an internet advertising company (Oct. 2002 – Dec. 2003);

Analyst, Investment Banking – Media Group, Merrill Lynch, a financial services company (Feb. 2001 – July 2002); and

Analyst, Investment Banking – Media & Telecommunications Group, Credit Suisse First Boston, a financial services company (July 2000 – Feb. 2001).

Brian Ladin	Dec. 2006 –	Partner and Portfolio Manager, Bonanza Capital Ltd. (Feb. 2001 - present);	9,248,258
Dallas, Texas	present
Independent
Partner, Talisman Capital (Dec. 1996 - 2000); and Assistant Vice President, ABN AMRO Bank NV (1995 - 1997).

Jason Rapp[4]	Jan. 2007 –	Senior Vice President, Mergers and Acquisitions, IAC/InterActiveCorp, an interactive commerce company (Aug. 2006 – present); and	Nil
New York, New York	present
Nominee of the Series Two
Preferred Share holder		Vice President for Online Development and Associate General Manager of NYTimes.com, The New York Times Company, a media company (Aug. 1999 – Aug. 2006).

Brendan Ross [4]
Mississauga, Ontario	Aug. 2006	President, ReserveAmerica (March 2002 – present); and	Nil
– Feb. 2007
Nominee of the Series Four		Sr. Director, Product Manager, and other positions, Ticketmaster (Jan. 2002-Feb 2002).
Preferred Share holder
John W. Thompson[2]	Feb. 2002 –	Public company director (Aug. 2000 – present); and	1,552,236
Toronto, Ontario	present
Independent		Managing Director, Kensington Capital Partners Limited, an investment and advisory firm (Sept. 1999 – Oct. 2003).

Notes:

1 Member of the Audit Committee; Mr. Carty serves as Chairman.
2 Member of Human Resources and Corporate Governance Committee; Mr. Thompson serves as Chairman.
3 Observer of both the Human Resources and Corporate Governance and Audit Committees.
4 Nominee of Points Investments, Inc., an affiliate of IAC/InterActiveCorp.
5 Individual nominees have furnished information as to securities of Points beneficially owned by them, directly or indirectly, or over which they exercise control or direction.

Corporate Cease Trade Orders or Bankruptcies

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation ("Canadian"). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. ("Atlas") and he held this position until January 2003. Approximately six months after Mr. Carty's resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged.

EXECUTIVE COMPENSATION

Executive Compensation and Summary Compensation Table for the Financial Year Ended December 31, 2006

The following table sets forth all compensation, for the periods indicated, paid in respect of the Named Executive Officers of the Corporation as of December 31, 2006. A "Named Executive Officer" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who are serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus for the fiscal year amounted to $150,000 or more, and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end.

		Annual Compensation			Long Term Compensation

					Securities	Subsidiary
			Bonus [1]	Other Annual	Under	Securities	All Other
Name, Principal	Fiscal	Salary	($)	Compensation[2]	Option[3]	Under	Compensation
Position	Year	($)		($)	(#)	Option[4] (#)	($)

Robert MacLean,	2006	250,000	–	–	435,000	975,683	–
Chief Executive	2005	250,000	45,000	–	260,000	975,683	–
Officer	2004	250,000	33,768	25,825	245,000	975,683	–
Christopher Barnard[5],	2006	209,473	–	–	635,000	75,000[6]	–
President	2005	209,473	417,500	–	560,000	75,000	–
	2004	189,832	168,000	–	1,130,000	75,000	–
Stephen Yuzpe,[5]	2006	185,000	–	–	173,334	–	–
Chief Financial	2005	175,000	147,000	–	126,667	–	–
Officer	2004	144,692	15,600	–	233,750	55,000	–
Peter Lockhard,[7]	2006	172,000	5,000	–	200,000	–	–
Senior Vice President,	2005	158,769	15,000	–	150,000	–	–
Partners	2004	–	–	–	–	–	–
Grad Conn,[8]	2006	165,000	–	–	368,790	–	–
Chief Marketing	2005	220,000	17,000	–	706,667	–	–
Officer	2004	133,839	14,500	–	400,000	–	–

Notes:

[1]	Bonuses earned in a fiscal (calendar) year are paid within 12 weeks of year-end in the following fiscal year.
[2]	Perquisites and other personal benefits for each Named Executive Officer do not exceed the lesser of Cdn. $50,000 or 10% of total annual salary and bonus.

[3]	Represents options to acquire Common Shares issued under the Stock Option Plan. In accordance with the terms of the Stock Option Plan, the options vest immediately on a change of control.
[4]	Represents options to acquire common shares of Points.com Inc., a subsidiary of the Corporation ("Points.com"). The Corporation has granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. All of the Points.com common shares acquired to date on exercise of options have been put to the Corporation. The Corporation has used a ratio of 2.5039 Common Shares per Points.com common share for this purpose. See "Points.com Inc. Options" table below for additional information.
[5]	Mr. Yuzpe resigned his employment on February 28, 2007 and joined the Corporation's advisory board. Mr. Barnard replaced Mr. Yuzpe as Interim Chief Financial Officer effective February 28, 2007.
[6]	Subsequent to year end, Mr. Barnard exercised 75,000 options in Points.com Inc. prior to their expiry and put the common shares to the Corporation for fair market value.
[7]	Mr. Lockhard began employment at the Corporation on January 5, 2005.
[8]	Mr. Conn began employment at the Corporation on May 10, 2004, resigned his employment on September 29, 2006.

Options Granted to Named Executive Officers During the Financial Year Ended December 31, 2006

The following table indicates the options granted during the financial year ended December 31, 2006 to Named Executive Officers.

		% of Total		Market Value
	Common	Options	Exercise	of Common
	Shares Under	Granted to	Price per	Shares on the
	Options	Employees	Common	Date Preceding
	Granted[1,2]	in Financial	Share	Issuance	Expiration
Name	(#)	Year	($)	($)	Date
Robert MacLean	175,000	12.7%	0.74	0.74	May 10, 2011
Christopher Barnard	75,000	5.4%	0.74	0.74	May 10, 2011
Stephen Yuzpe	66,667	4.8%	0.74	0.74	May 10, 2011
Peter Lockhard	50,000	3.6%	0.74	0.74	May 10, 2011
Grad Conn	50,000	3.6%	0.74	0.74	May 10, 2011

Notes:

1	The options were granted on May 11, 2006 and vest in equal parts on each of the first, second and third anniversary of the date of grant. The options are exercisable for Common Shares of the Corporation.
2	No options were granted by Points.com during the financial year ended December 31, 2006.

Aggregate Options Exercised During the Financial Year Ended December 31, 2006 and Financial Year-End Option Values

The following table indicates the options exercised during the financial year ended December 31, 2006 by each of the Named Executive Officers and the value of options unexercised at year-end.

Points International Ltd. Options

	Common
	Shares	Aggregate			Value of Unexercised
	Acquired	Value	Unexercised Options at		In-the-Money Options
	on Exercise	Realized	Financial Year-End		at Financial Year-End[1]
Name	(#)	($)	(#)		($)
Robert MacLean	–	–	126,620	Exercisable	Nil	Exercisable
			308,380	Unexercisable	Nil	Unexercisable

Christopher Barnard	–	–	479,980	Exercisable	Nil	Exercisable
			155,020	Unexercisable	Nil	Unexercisable

Stephen Yuzpe	20,000	3,600	52,200	Exercisable	Nil	Exercisable
			121,134	Unexercisable	Nil	Unexercisable

Peter Lockhard	–	–	50,000	Exercisable	Nil	Exercisable
			150,000	Unexercisable	Nil	Unexercisable

Grad Conn	–	–	368,790	Exercisable	Nil	Unexercisable
			Nil	Unexercisable	Nil	Unexercisable

Note:

[1]	Based upon the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on December 29, 2006 of $0.74 per Common Share.

Points.com Inc. Options1

	Points.com	Corporation
	Common	Common
	Shares	Shares				Value of Unexercised In-
	Acquired	Acquired on	Aggregate	Unexercised Points.com		the-Money Points.com
	on Exercise	Exercise of	Value	Inc. Options at Financial		Inc. Options at Financial
	of Options	Put Right	Realized	Year End		Year End[2]
Name	(#)	(#)	($)	(#)		($)
Robert MacLean				975,683	Exercisable	1,775,547	Exercisable
	–	–	–	Nil	Unexercisable	Nil	Unexercisable

Christopher				75,000	Exercisable	134,842	Exercisable
Barnard[3]	–	–	–	Nil	Unexercisable	Nil	Unexercisable

Stephen Yuzpe	–	–	–	Nil	Exercisable	Nil	Exercisable
				Nil	Unexercisable	Nil	Unexercisable

Peter Lockhard	–	–	–	Nil	Exercisable	Nil	Exercisable
				Nil	Unexercisable	Nil	Unexercisable

Grad Conn	–	–	–	Nil	Exercisable	Nil	Exercisable
				Nil	Unexercisable	Nil	Unexercisable

Notes:

[1]	The Corporation has granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. All of the Points.com common shares acquired to date on exercise of options have been put to the Corporation. The Corporation has used a ratio of 2.5039 Common Shares per Points.comcommon share for this purpose.
[2]	Based upon the closing price of the Common Shares on the TSX on December 31, 2006 of $0.74 per Common Share and assuming that the fair market value of a Points.com common share is equal to 2.5039 Common Shares, which ratio is consistent with the historical ratio applied in respect of put rights granted by the Corporation to holders of certain options exercisable to acquire common shares of Points.com.
3	Subsequent to year end, Mr. Barnard exercised 75,000 options in Points.com Inc. prior to their expiry and put the common shares to the Corporation for fair market value.

Securities Authorized for Issuance under Equity Compensation Plans

	Number of Common Shares	Weighted-average	Number of Common
	to be issued upon exercise	exercise price of	Shares remaining available
	of outstanding options or put	outstanding options and put	for future issuance under
	rights	rights	equity compensation plans
Plan Category	(#)	($)	(#)
Employee Stock Option	4,113,085	0.88	4,469,942
Plan[1]
Put rights on common	3,834,114	0.02	0
shares of Points.com
issued on exercise of
outstanding Points.com
options

Notes:

[1]	Options issued under the Employee Stock Option Plan are exercisable for Common Shares of the Corporation in accordance with the terms of the plan.
Subsequent to year-end, 2,707,334 options were granted, 503,000 options were exercised and 121,667 options were cancelled.
Subsequent to year-end, 413,473 Points.com options were exercised. The common shares of Points.com were put to the Corporation at the determined fair market value, 1,035,297 Common Shares.

Compensation of Directors During the Financial Year Ended December 31, 2006

Beginning July 1, 2003, the Corporation compensated directors who are not also executive officers for serving on the Board ("Outside Directors") at a rate of $1,000 per meeting held in person ($500 per meeting held by conference call) and $900 per committee meeting held in person ($450 per meeting held by conference call). In addition, Outside Directors are paid an annual retainer of $10,000. The Chairman of the Board is paid an additional annual retainer of $3,000 and the Chairman of each committee is paid an additional annual retainer of $2,000. Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings. Certain directors who are eligible to receive directors' fees have waived their right to receive compensation. Board members who have waived their right to compensation can, at any time, elect to receive fees for meetings held after notice of such election is made.

Board members are eligible to participate in the Corporation's stock option plan (the "Stock Option Plan"). No Outside Director was granted options in 2006. The total cash compensation paid to the directors for 2006 was $65,350. Directors' fees are paid quarterly, within 30 days of quarter end.

Subsequent to year end, three Outside Directors exercised options prior to their expiry to acquire 360,000 Common Shares with a weighted average exercise price of $0.27.

Employment Agreements

Robert MacLean, the CEO of the Corporation and all subsidiaries, is employed under an employment agreement made as of April 1, 2005. Mr. MacLean currently receives an annual salary of $250,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. MacLean is entitled to severance pay based on salary plus bonus. In addition, upon termination for reasons other than just cause, vesting of Mr. MacLean's stock options shall be accelerated. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Christopher Barnard, the Corporation's President, is employed under an employment agreement made as of April 1, 1999, as subsequently amended. Mr. Barnard currently receives an annual salary of $209,473. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. In addition to a general bonus entitlement, Mr. Barnard is also entitled to a bonus of up to $450,000 payable over a maximum of three years commencing December 31, 2005 provided certain share ownership requirements are met during such period. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Barnard is entitled to severance pay based on salary plus bonus. In addition, upon termination for other than just cause, all unvested options held by Mr. Barnard will immediately vest. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Stephen Yuzpe was the Corporation's CFO until his resignation on February 28, 2007. Mr. Yuzpe's annual salary at the time of his departure was $185,000. The employment agreement provided for a compensation package that included base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. If the agreement was terminated by the Corporation for reasons other than just cause, Mr. Yuzpe was entitled to severance pay based on salary plus bonus. In addition, upon termination for reasons other than just cause, vesting of Mr. Yuzpe's stock options would have been accelerated. The agreement also contained provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Peter Lockhard, the Corporation's Senior Vice President, Partners, was employed under an employment agreement made as of January 5, 2005, as subsequently amended on January 25, 2007. Mr. Lockhard's employment agreement contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition. The agreement also provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Lockhard is entitled to severance pay based on salary plus bonus. In addition, upon termination for reasons other than just cause, vesting of Mr. Lockhard's stock options shall be accelerated. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition. Mr. Lockhard currently receives an annual salary of $190,000.

Directors' and Officers' Liability Insurance

The Corporation and its subsidiary, Points.com, currently maintain directors' and officers' liability insurance in the amount of US$5,000,000 in the aggregate for the term ending September 30, 2007. The insurer shall pay on behalf of the directors and officers and employees and on behalf of the Corporation for any applicable loss resulting from a claim. There is a deductible of US$50,000 for each claim where the Corporation or its subsidiaries provides indemnification to a director or officer. In addition, there is a US$100,000 deductible for any securities-related claims arising against the Corporation. The aggregate annual premium for the policy is US$65,000. All costs associated with the premiums are borne by the Corporation.

COMPOSITION OF THE HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

Executive compensation is determined on an annual basis by the Board upon the recommendation of the human resources and corporate governance committee of the Board (the "Human Resources and Corporate Governance Committee"). This committee is comprised of two Independent, Outside Directors of the Corporation: Messrs. Thompson (Chairman) and Lavine. Mr. Eric Korman was replaced as director and member of the committee on January 19, 2007 by Mr. Brendan Ross. Mr. Ross left the board and committee February 15, 2007. The Human Resources and Corporate Governance Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and determines recommended compensation packages for executive officers and the compensation ranges for all employees.

REPORT BY HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE ON EXECUTIVE COMPENSATION

The Human Resources and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board on compensation paid to executive officers of the Corporation and on the compensation practices of the Corporation.

The Corporation's compensation packages are designed to encourage, compensate and reward the employees of the Corporation on the basis of individual and corporate performance.

The executive compensation system consists of three primary components: salary, short-term incentives and long-term incentives. It is the intention of the Human Resources and Corporate Governance Committee to design the executive compensation system such that the sum of the three components for an individual will be competitive with median compensation levels for similar positions at comparable companies. The competitiveness of the compensation structure has been previously determined through a compensation survey at the direction of the Human Resources and Corporate Governance Committee. In arriving at what constitutes average or above average total compensation, the Human Resources and Corporate Governance Committee exercises its discretion and good judgment and considers, as a reference point, competitive data for issuers in a similar position. The source data for the comparator are the survey results of an independent survey conducted by a human resources consulting group in a prior year. Achieving the appropriate level of total compensation for an executive year over year is accomplished primarily by adjusting the amounts of short-term and long-term compensation granted to such executive.

Base Salary

Executives' salaries were benchmarked to comparable public technology companies based in Toronto. The survey completed indicated that the Corporation compensates its employees at approximately the 50th percentile of the comparable set of companies. The Human Resources and Corporate Governance Committee will periodically engage an independent consultant to determine whether the Corporation's salary, bonus and stock option compensation are appropriate.

To determine a particular executive officer's compensation, the Human Resources and Corporate Governance Committee will give consideration to the Corporation's performance, personal performance, leadership and achievement of specific annual objectives. Such specific annual objectives are based on the achievement of financial and non-financial metrics.

Short-Term Compensation Incentives

Executive officers receive a portion of their annual compensation in the form of bonuses. Each executive officer is eligible to be paid a bonus of up to 40% (and in the case of the CEO, up to 80%) of his or her salary based on the executive's overall contribution and performance and on the Corporation's achievement of certain financial, strategic and operating targets. With respect to an executive officer's potential bonus, 30% is based on personal objectives and 70% is based on corporate objectives. The personal component of each executive officer's bonus is based upon meeting personal objectives set in conjunction with the CEO (and in the case of the CEO, the objectives are determined by the Human Resources and Corporate Governance Committee). The corporate objective (70% of the bonus potential) for the executive officers, excluding the CEO, is based solely on achieving an EBITDA target determined by the Board of Directors. The determination of the CEO's corporate bonus is described below in "Compensation of the Chief Executive Officer (T. Robert MacLean).".

Long-Term Compensation Incentives

The Corporation's long-term incentive compensation for executive officers is provided through grants of stock options under the Stock Option Plan. Participation in the Stock Option Plan is considered to be an important component of compensation in order to focus the interests of executives on the long-term interests of the shareholders. The Board administers the Stock Option Plan subject to option guidelines and recommendations developed by the Human Resources and Corporate Governance Committee. The number of stock options granted is based on each executive's responsibility and personal performance, and takes into consideration the number and terms of stock options that have been previously granted to that executive.

Compensation of the Chief Executive Officer (T. Robert MacLean)

Mr. MacLean's compensation is determined in the same fashion as all other executive officers of the Corporation and consists of base salary, bonus and stock options as determined by the Human Resources and Corporate Governance Committee. In 2006, he was paid a base salary of $250,000. In 2006, Mr. MacLean, and certain other members of the executive team, declined to take bonuses (both for personal objectives and corporate objectives). Mr. MacLean's maximum target bonus was $200,000 or 80% of his base salary. The determination of the bonus would have been based on individual performance and, as described above in "Short-Term Compensation Incentives," the corporate portion of the bonus is based upon meeting financial targets as determined by the Human Resources and Corporate Governance Committee, including EBITDA. Mr. MacLean was granted 175,000 employee stock options with an exercise price of $0.74 per Common Share. In 2006, the Human Resources and Corporate Governance Committee made use of a benchmark study performed in a prior year to determine the Chief Executive Officer's salary and bonus.

The report was presented by Messrs. Thompson, Lavine and Ross.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for the Common Shares with the cumulative returns of two TSX indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of $100 on January 1, 2001.

	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 30	Dec. 29,
	2001	2002	2003	2004	2005	2006
Points International Ltd. Share Price[1]	$0.24	$0.35	$1.00	$0.94	$1.03	$0.74
Points International Ltd. Common Shares	100	145.8	416.7	391.7	429.2	308.3
S&P/TSX Small Cap Index	100	95.7	127.3	134.8	146.7	156.6
S&P/TSX Composite Index	100	86.0	106.9	120.3	146.6	167.9

Note:

1     Indexed return to calculate the relative performance.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

To the knowledge of the Corporation, as at the date of this Circular and during the Corporation's most recently completed financial year, no director, proposed nominee for election as a director or officer of the Corporation (or any associate of such individual) was indebted to (i) the Corporation or any of its subsidiaries, or (ii) any other entity which is, or at any time during the Corporation's financial year ended December 31, 2006 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation's approach to corporate governance is set forth in Schedule A, which is cross-referenced to the requirements of National Instrument 58-101.

APPOINTMENT OF AUDITORS

Management proposes to nominate Mintz & Partners LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. The Common Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Mintz & Partners LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld. Mintz & Partners LLP have been the auditors of the Corporation since February 2000.

A copy of the financial statements of the Corporation for the fiscal year ended December 31, 2006 has been provided to the shareholders of the Corporation.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2008 annual meeting of shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 10, 2007 to be considered for inclusion in the management proxy circular for the 2008 annual meeting of shareholders.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

ADDITIONAL INFORMATION

The Corporation's financial information is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2006. Information concerning the Corporation's Audit Committee may be found on the Corporation's Annual Information Form under the heading "BOARD COMMITTEES – Audit Committee". Additional information about the Corporation is available on SEDAR at www.sedar.com and on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Corporate Secretary of the Corporation at 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of:

(a)   the Corporation's most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein;

(b)   the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and

(c)   the Corporation's Management Information Circular for its most recent annual meeting of shareholders at which directors were elected.

BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

DATED as at March 7, 2007

(signed) Robert MacLean
Robert MacLean
Chief Executive Officer

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101- Disclosure of Corporate Governance Practices is set out below.

The following defined terms are used in this statement of corporate governance practices:

"Board" means the board of directors of the Corporation;

"CEO" means the chief executive officer of the Corporation;

"Chairman" means the chairman of the Board;

"Circular" means the Management Information Circular of the Corporation dated March 7, 2007, to which this statement of corporate governance practices is attached;

"Corporation" means Points International Ltd.; and

"Director" means a director on the Board.

Table of Directors' Relationships to the Corporation

Disclosure Requirement	Corporation Practices
1. Board of Directors
Disclose the identity of directors who are independent.

A majority of our Directors are independent.

Independence has been determined in the case of each director pursuant to the definition of independence in section 1.4 of Multilateral Instrument 52-110 - Audit Committees on the basis that a director has no direct or indirect material relationship with the Corporation that could, in the view of the Board, be reasonably expected to interfere with the exercise of his independent judgment. The Board has informed itself of the relationships between each of the directors and the Corporation and the relationship between IAC/InterActiveCorp and the Corporation. Each of Messrs. Kestenbaum and Rapp have an employment relationship with IAC/InterActiveCorp that does not, in the Board's view, compromise his independence. In view of the fact that IAC/InterActiveCorp is a shareholder of, but does not control the Corporation, and that there are no other relationships between Messrs. Kestenbaum and Rapp and the Corporation, the Board is satisfied that each of them is independent.

The following chart details the Board's determination with respect to the independence status of each Director:

Disclose the identity of directors who are not independent, and describe the basis for that determination.
	Name	Independent	Not Independent	Reason not Independent
	Stephen Bannon	X
	Douglas A. Carty	X

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.

	Brian Ladin	X
	Marc B. Lavine	X
	Michael Kestenbaum	X
	T. Robert MacLean		X	Chief Executive Officer
	Jason Rapp	X
	John W. Thompson	X

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The Corporation benefits from the experience many of its Directors gain from serving on boards of other public companies. A list of the public company boards on which each of our Directors serves is included as part of the biographical information provided about each director under Election of Directors on page 3 of this Circular.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

During fiscal year 2006, Mr. Carty, presided as the Chairman of the Board at all such meetings. Mr. Lavine presided at meetings where Mr. Carty was not able to attend. In 2006 Board meetings, the independent Directors met two times in these in camera sessions.

The Audit Committee and Human Resources and Governance Committee are both comprised solely of independent Directors and hold an in camera session at every meeting. In total, these Board committees held six in camera sessions in 2006.

In February 2007, Mr. Bannon was elected Chairman of the Board and will preside at all such future meetings. Mr. Carty will preside at meetings where Mr. Bannon is not available.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Bannon is the Chairman of the Board and is an independent director.

His role and responsibilities in this capacity are as follows:

Board Leadership

The Chairman will provide leadership to Directors in discharging their mandate as set out in the Charter, including by:

(a)

leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

(b)

promoting cohesiveness among the Directors; and

(c)

being satisfied that the responsibilities of the Board and its committees are well understood by the Directors.

Relationship with Chief Executive Officer

The Chairman shall provide advice, counsel and mentorship to the CEO.

Information Flow

The Chairman shall promote the delivery of information to the Directors on a timely basis to keep the Directors fully apprised of all matters which are material to Directors at all times.

The Chairman shall be satisfied that the information requested by any Director is provided and meets the needs of that Director.

Meetings of the Board

In connection with meetings of the Directors, the Chairman shall be responsible for the following:

(a)

scheduling meetings of the Directors;

(b)

coordinating with the chairmen of the committees of the Directors to schedule meetings of the committees;

(c)

ensuring that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Corporation;

(d)

setting the agenda for meetings of the Board;

(e)

monitoring the adequacy of materials provided to the Directors by management in connection with the Directors' deliberations;

(f)

ensuring that the Directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

(g)

presiding over meetings of the Directors; and

(h)

encouraging free and open discussion at meetings of the Board.

Meetings of Shareholders

The Chairman shall preside over meetings of the Corporation's shareholders.

Other Responsibilities

The Chairman shall perform such other functions:

(a)

as may be ancillary to the duties and responsibilities described above; and

(b)

as may be delegated to the Chairman by the Board from time to time.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

Attendance Record of Current Directors:

Doug Carty – 7 of 7 board meetings and 4 of 4 committee meetings

Richard Kang – 2 of 5 board meetings

Michael Kestenbaum – 2 of 2 board meetings

Eric Korman – 7 of 7 board meetings and 4 of 7 committee meetings

Brian Ladin – 0 of 0 board meetings (Mr. Ladin joined the Board subsequent to last meeting of the year)

Marc Lavine – 7 of 7 board meetings and 7 of 7 committee meetings

Rob MacLean – 7 of 7 board meetings

Jonathan Merriman – 0 of 0 board meetings(Mr. Merriman joined the Board subsequent to last meeting of the year)

Sean Moriarty – 3 of 5 board meetings

Brendan Ross – 2 of 2 board meetings

John Thompson – 7 of 7 board meetings and 3 of 3 committee meetings

2. Board Mandate
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached as Schedule B and is posted on the Corporation's Web site at: http://www.points.com/static/corporate/Board_Charter.pdf

Under the mandate, the Board has explicitly assumed stewardship responsibility for the Corporation.

3. Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has position descriptions for Chairman and the chair of each board committee.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A position description has also been adopted for the CEO.
4. Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

The Corporation's orientation program helps new Directors contribute effectively to the work of the Board as soon as possible. As part of this program, new Directors receive written materials on the Corporation's structure, organization, current priorities and issues that have been considered by the Board and each of its committees. New Directors also attend meetings with the Chairman and key executives and receive presentations from senior management on all aspects of the Corporation's business. Through this orientation program, new Directors have the opportunity to become familiar with the operations and culture of the organization and the role played by the Board in that context.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Through the Board's continuing education program, Directors are provided with information about the Corporation's business and industry through management presentations, analyst reports and regular business updates from the CEO.

5. Ethical Business Conduct

Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board of directors, the CEO and senior management all believe that it is critical that the Corporation maintain the highest standards of ethical behaviour. Therefore, the Corporation is in the process of establishing a Code of Ethics.

The Corporation currently has a draft code of business conduct and ethics and it is expected that it be presented to the Human Resources and Governance Committee in the first or second quarter of 2007. Once the  draft code of business conduct and ethics has been approved by the Board of Directors, it will apply to all the Corporation's directors, officers and employees.

Managers will review the policy with their employees each year and all Vice Presidents and above will be required to certify compliance with the policy annually. The policy will require ethical behaviour from employees and encourages employees to report breaches of the policy to their manager. The audit committee of the Corporation is in the process of developing "whistle blower" procedures.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

As part of its written mandate, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation's CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Other than as disclosed in the Circular, the Corporation has no contracts or other arrangements in place in which any of its directors or officers have a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and approved by the Board (in each case, without the participation of the director who had the material interest in question).

6. Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.

There are currently no plans to recruit new directors. However, recognizing that new directors are periodically required, the Human Resources and Corporate Governance Committee would be charged with the responsibility of determining the competencies and skills each existing director possesses for the purpose of identifying any gaps and determining the skill set of a potential director that it believes would best suit the Corporation.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources and Corporate Governance Committee fulfills the role of a nominating committee and is comprised of independent Directors.  The mandate of the Committee is posted on our Web site at: http://www.points.com/static/corporate/HR_Committee_Charter.pdf.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

If required to recruit a new director, the responsibilities, powers and operation of the Human Resources and Corporate Governance Committee would include the ability to hire an external consultant to assist in the search based upon the Corporation's needs.

7. Compensation
Describe the process by which the board determines the compensation for the issuer's directors and officers.

In setting the compensation of the Corporation's officers, the Human Resources and Governance Committee targets a median level of compensation for each component in the officer's compensation package (base salary, annual incentives, long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the Human Resources and Governance Committee, see the Report by Human Resources and Corporate Governance Committee on Executive Compensation on page 11 of this Circular.

Director compensation is set by the Board on the recommendation of the Human Resources and Governance Committee. The Board feels that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Governance Committee of the Board is comprised of the following independent Directors: Mr. Thompson (Chairman) and Mr. Lavine.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Governance Committee considers matters within its mandate and makes recommendations to the full Board. The independent directors approve the CEO's compensation. The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary.

The mandate of the Human Resources and Governance Committee is posted on our Web site at:

www.points.com/corporate/investor_corporategovernance.html.

The Committee's responsibilities include:

•

human resources matters;

•

executive compensation;

•

director compensation;

•

succession planning; and

•

disclosure and corporate governance.

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In 2004 and 2006, the Corporation purchased the “Watson Wyatt Annual Canadian Salary Survey Executive Compensation Report” which was utilized in determining executive compensation.
8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Not applicable.
9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors of the Corporation does not regularly conduct assessments of its individual directors.

However, through the role as Chairman, Mr. Bannon will be charged with the responsibility to provide leadership for the Board in the discharging of its mandate, including leading, managing and organizing the Board consistent with the approach to corporate governance, promoting cohesiveness among the Directors and being satisfied that the responsibilities of the Board and its committees are well understood by the Directors.  See Section 1 “Board of Directors” for additional information regarding the Chairman's role in determining that its individual Directors are performing effectively.

SCHEDULE

BOARD OF DIRECTORS CHARTER

1.

Charter

1.1

In adopting this charter,

(a)

the Board acknowledges that the mandate prescribed for it by the Canada Business Corporations Act ("CBCA") is to manage or supervise the management of Points International's business and affairs and that this mandate includes responsibility for stewardship of Points International;

(b)

the Board explicitly assumes responsibility for the stewardship of Points International, as contemplated by the TSX Guidelines.

2.

Board Membership

2.1

Number of Members

The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points International's articles and shall remain subject to such further restrictions as may be set out in the IAC/InterActiveCorp (formerly USA Interactive) Investor's Rights Agreement made as of April 11, 2003 with Points International.

2.2

Independence of Members

(a)

At least two-thirds of the directors shall not be officers or employees of Points International or any of its affiliates.

(b)

A majority of the directors shall be unrelated directors for the purposes of the Toronto Stock Exchange Corporate Governance Policy.

(c)

The Board shall include a number of directors who do not have interests in or relationships with either Points International or its significant shareholder, if any, and which, in the view of the Board, fairly reflects the investment in Points International by shareholders other than the significant shareholder, if any.

2.3

Election and Appointment of Directors

Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.

2.4

Vacancy

The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the CBCA.

2.5

Removal of Members

Any director may be removed from office by an ordinary resolution of the shareholders.

3.

Board Chair

3.1

Board to Appoint Chair

The Board shall appoint the Chair from the members of the Board.  The Board should have a non-executive chair.  If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board.  If, at any meeting, the Chair is not in attendance, then the Vice-Chair, if any, shall be responsible for chairing the meeting.

3.2

Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which directors are elected, provided that if the designation of Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

4.

Meetings of the Board

4.1

Quorum

A quorum of the Board shall be a majority of its members or a minimum number of directors required by the articles of Points International and compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.

4.2

Secretary

The Board shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

4.3

Time and Place of Meetings

The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board;  provided, however, the Board shall meet at least quarterly.  Meetings shall be called on 48 hours notice.

4.4

Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board.  Directors may not vote by proxy and may not appoint someone to act on their behalf.

4.5

Invitees

The Board may invite directors, officers and employees of Points International or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

4.6

Non-Management Sessions

At the conclusion of each meeting of the Board, the non-management directors shall meet without any member of management being present (including any director who is a member of management).  No minutes of the non-management sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5.

Outside Advisors

5.1

Retaining and Compensating Advisors

Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

6.

Remuneration of Board Members

6.1

Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as determined by the Human Resources and Corporate Governance Committee.

7.

Duties and Responsibilities of the Board

7.1

Specific Aspects of Stewardship Function

In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

(a)

adoption of a strategic planning process, including approving Points International's strategic plan, approving its annual capital and operating plans, and monitoring corporate performance against those plans;

(b)

assisting management in identifying the principal risks of the corporation's business and in ensuring the implementation of appropriate systems to manage these risks;

(c)

succession planning, including appointing, training and monitoring the President and Chief Executive Officer;

(d)

the review of material communications with the public; and

(e)

the integrity of the corporation's internal control and management information systems, as assisted by the Audit Committee.

7.2

Corporate Governance Matters

(a)

The Board, in adopting this mandate, hereby expressly assumes responsibility for developing Points International's approach to governance issues and, in doing so, proposes to comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(b)

The Board shall review the disclosure with respect to Points International's system of corporate governance and the operation of its system of governance required by the Toronto Stock Exchange.

(c)

The Board shall review each certification required to be delivered by Points International's Chief Executive Officer and Chief Financial Officer to the Toronto Stock Exchange as to Points International's compliance with its listing agreement with the Toronto Stock Exchange.

7.3

Nomination and Appointment of Directors

(a)

The Board shall nominate individuals for election as directors by the shareholders. The Board shall fill such vacancies on the Board as it is permitted by law to fill.

(b)

Points Investments, Inc. shall nominate and elect three individuals of the Board.  Points Investments, Inc. shall fill such vacancies on the Board as it is permitted by law to fill.

7.4

Significant Decisions

The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

7.5

Information Flow from Management

The Board shall require management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

7.6

Corporate Objectives

The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer, the President and the senior management team.

7.7

Delegation to Committees

(a)

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

i.

Audit Committee; and

ii.

Human Resources and Corporate Governance Committee.

(b)

Subject to Points International's articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.

(c)

The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(d)

The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate.  The Board will also establish a process for all committees of the Board to assess their performance on a regular basis.

7.8

Delegation to Management

(a)

Subject to Points International's articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

(b)

In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt position descriptions for the Non-executive Chair and the Chief Executive Officer along with indicators to measure the Chief Executive Officer's performance.

7.9

Residual Authority

The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

7.10

Financial Statements

The Board shall review and, if appropriate, approve Points International's annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

7.11

Compensation Matters

The Board shall:

(a)

Executive Compensation Policy - review the executive compensation policy submitted to it by the Human Resources and Corporate Governance Committee;

(b)

Compensation and Benefits - review and approve, as appropriate:

i.

the overall structure of Points International's total compensation strategy, including the elements of Points International's annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

ii.

the range of total compensation of the Chief Executive Officer in light of the performance assessment by the Human Resources and Corporate Governance Committee;

iii.

the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board; and

(c)

Organizational Responsibilities - review and approve as appropriate:

i.

appointments for all mission critical positions (as such positions are defined by the Human Resources and Corporate Governance Committee from time to time) and compensation packages for such appointments;

ii.

the report on Executive Compensation that is required to be included in Points International's management proxy circular;

iii.

and shall require the Human Resources and Corporate Governance Committee to make recommendations to it with respect to all such matters.

7.12

Code of Business Conduct

The Board will approve a business code of conduct recommended to it by management which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8.

Evaluation of Board Performance and Mandate

8.1

Amendments to Mandate

The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.